As filed with the Securities and Exchange Commission on August 12, 2025
1933 Act Registration File No. 333-287929

UNITD STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		☒
Pre-Effective Amendment No.		☐
Post-Effective Amendment No.	1	☒

Elevation Series Trust
(Exact Name of Registrant as Specified in Charter)

1700 Broadway, Suite 1850
Denver, CO 80290
(Address of Principal Executive Offices) (Zip Code)

(Registrant’s Telephone Number, including Area Code): 303.226.4150

Copies to:

Christopher Moore
Elevation Series Trust
1700 Broadway, Suite 1850
Denver, CO 80290

JoAnn Strasser, Esq.
Thompson Hine LLP
17th Floor
41 South High Street
Columbus, OH 43215

No filing fee is required because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of shares.

Explanatory Note: This post-effective amendment No. 1 to the Registrant's Registration Statement on Form N-14 is being filed solely to provide the final opinion of counsel supporting the tax consequences of the reorganization as an exhibit to Part C of the Registration Statement.

Parts A and B of the Registration Statement filed with the Commission on June 10, 2025, and the definitive versions thereof filed with the SEC on July 16, 2025 pursuant to Rule 497 under the Securities Act are incorporated by reference herein.

PART C
OTHER INFORMATION

Item 15.	Indemnification

As permitted by Section 17(h) and (i) of the Investment Company Act of 1940, as amended (the 1940 Act), and pursuant to Article X of the Registrant’s Declaration of Trust (Exhibit (a)(2) to the Registration Statement) and Section 6 of the Distribution Agreement (Exhibit (e)(1)) to the Registration Statement), officers, trustees, employees and agents of the Registrant will not be liable to the Registrant, any shareholder, officer, trustee, employee, agent or other control person for any action or failure to act, except for bad faith, willful misfeasance, gross negligence or reckless disregard of duties, and those individuals may be indemnified against liabilities in connection with the Registrant, subject to the same exceptions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the Securities Act), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant understands that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has purchased an insurance policy insuring its officers and trustees against liabilities, and certain costs of defending claims against such officers and trustees, to the extent such officers and trustees are not found to have committed conduct constituting willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. The insurance policy also insures the Registrant against the cost of indemnification payments to officers under certain circumstances.

The Registrant hereby undertakes that it will apply the indemnification provisions of its Declaration of Trust and Distribution Agreement in a manner consistent with Release No. 11330 of the Securities and Exchange Commission under the 1940 Act so long as the interpretations of Section 17(h) and 17(i) of such Act remain in effect and are consistently applied.

Item 16.	Exhibits

(1)	(a)	Certificate of Trust dated March 7, 2022[1]

	(b)	Certificate of Amendment to Certificate of Trust[2]

	(c)	Second Amended and Restated Agreement and Declaration of Trust of Elevation Series Trust dated September 26, 2022[2]

(2)		Amended By-Laws dated September 14, 2022[2]

(3)		Voting Trust Agreement - None

(4)		Agreement of Plan of Reorganization (incorporated by reference to Appendix A of Part A)

(5)		Instruments Defining Rights of Security Holders incorporated by reference to the Agreement and Declaration of Trust and By-Laws[2]

(6)	(a)	Investment Advisory Agreement between Elevation Series Trust and TrueMark Investments, LLC on behalf of the TrueShares Quarterly Bull Hedge ETF and TrueShares Quarterly Bear Hedge ETF[5]

	(b)	Form of Amendment to Schedule A of the Investment Advisory Agreement between Elevation Series Trust and TrueMark Investments, LLC for the purpose of adding the RiverNorth Active Income ETF[5]

	(c)	Form of Investment Sub-Advisory Agreement between Elevation Series Trust, TrueMark Investments, LLC and RiverNorth Capital Management, LLC on behalf of RiverNorth Active Income ETF[5]
(7)	(a)	ETF Distribution Agreement between Elevation Series Trust and Paralel Distributors LLC[2]

	(b)	Form of Amendment to the ETF Distribution Agreement between Elevation Series Trust and Paralel Distributors LLC to update Exhibit A, effective [_________][5]

(8)		None.

(9)	(a)	Custody Agreement between Elevation Series Trust and State Street Bank and Trust Company[2]

	(b)	Letter Agreement adding the RiverNorth Active Income ETF to the Custody Agreement between Elevation Series Trust and State Street Bank and Trust Company[5]

(10)		None.

(11)		Opinion and Consent of Counsel for the RiverNorth Active Income ETF[5]

(12)		Opinion and Consent of Thompson Hine LLP, supporting the tax matters and consequences of securities being issued (filed herewith )

(13)	(a)	Transfer Agency and Service Agreement between Elevation Series Trust and State Street Bank and Trust (TA Agreement)[2]

	(b)	Letter Agreement adding RiverNorth Active Income ETF to the TA Agreement[5]

	(c)	Amended and Restated Master Administration and Fund Accounting Agreement between Elevation Series Trust and Paralel Technologies LLC (Master Admin Agreement)[3]

	(d)	Amended and Restated Fund Addendum to the Master Admin Agreement with respect to the TrueMark Funds, dated December 26, 2024[4]

(14)	(a)	Consent of Independent Registered Accounting Firm[5]

	(b)	Consent of Independent Registered Accounting Firm[5]

(15)		None.

(16)		None.

(17)		None

[1]	Incorporated by reference to Registrant’s Registration Statement on Form N-1A (1933 Act File No. 333-265972) filed on July 1, 2022.

[2]	Incorporated by reference to Registrant’s Registration Statement on Form N-1A (1933 Act File No. 333-265972) filed on September 30, 2022.

[3]	Incorporated by reference to Registrant’s Registration Statement on Form N-1A (1933 Act File No. 333-265972) filed on September 26, 2023.

[4]	Incorporated by reference to Registrant’s Registration Statement on Form N-1A (1933 Act File No. 333-265972) filed on December 26, 2024.

[5]	Incorporated by reference to Registrant’s Registration Statement on Form N-14 (1933 Act File No. 333-287929) filed on June 10, 2025.

Item 17. Undertakings

(1)	The Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)	The Registrant agrees to file by PEA the final opinion and consent of counsel regarding the tax consequences of the proposed Reorganization required by Item 16 (12) of Form N-14 within a reasonable time after receipt of such opinion.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, duly authorized, in the City of Denver and the State of Colorado, on the 12th day of August, 2025.

ELEVATION SERIES TRUST

By:	/s/ Bradley Swenson
Bradley Swenson
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated.

Signature	Title	Date

/s/ Bradley Swenson	President, Principal Executive Officer and Trustee	August 12, 2025
Bradley Swenson

/s/ Nicholas Austin	Treasurer and Principal Financial Officer	August 12, 2025
Nicholas Austin	(Principal Accounting Officer)

/s/ Steve Norgaard	Trustee	August 12, 2025
Steve Norgaard

/s/ Kimberly Storms	Trustee	August 12, 2025
Kimberly Storms

Exhibit Index

(12)	Opinion and Consent of Thompson Hine LLP, supporting the tax matters and consequences of securities being issued.